# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A common shares, no par value per share
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261
Date of event which requires filing of this statement: 05/14/2025
Filed by CIK 0001407645
Persons authorized to receive notices and communications: Alexa Lyons, C.F.O., 200 Clarendon Street, Floor 59, Boston, Massachusetts (MA), 02116, 617-830-2000

## Reporting persons
- Spark Capital II, L.P. (CIK 0001407645): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,897,519; sole dispositive power 0; shared dispositive power 8,897,519; aggregate amount beneficially owned 8,897,519 (17% of the class)
  Comment: All shares are held of record by SC II (as defined in Item 2(a) below) and consists of (i) 4,082,755 Class A common shares and (ii) 4,814,764 Class A common shares issuable upon conversion of Class B common shares. SMP II GP (as defined in Item 2(a) below) is the general partner of SC II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, is the managing member of SMP II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission (the Commission) on May 15, 2025 (the Prospectus), plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds (as defined below).
- Spark Capital Founders' Fund II, L.P. (CIK 0001430606): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 58,200; sole dispositive power 0; shared dispositive power 58,200; aggregate amount beneficially owned 58,200 (0.1% of the class)
  Comment: All shares are held of record by SCFF II (as defined in Item 2(a) below) and consists of (i) 26,706 Class A common shares and (ii) 31,494 Class A common shares issuable upon conversion of Class B common shares. SMP II GP is the general partner of SCFF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, is the managing member of SMP II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.
- Spark Management Partners II, LLC (CIK 0001600213): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,955,719; sole dispositive power 0; shared dispositive power 8,955,719; aggregate amount beneficially owned 8,955,719 (17.1% of the class)
  Comment: Consists of (i) 4,082,755 Class A common shares held of record by SC II, (ii) 4,814,764 Class A common shares issuable upon conversion of Class B common shares held of record by SC II, (iii) 26,706 Class A common shares held of record by SCFF II, and (iv) 31,494 Class A common shares issuable upon conversion of Class B common shares held by SCFF II. SMP II GP is the general partner of each of SC II and SCFF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, is the managing member of SMP II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.
- Spark Capital Growth Fund II, L.P. (CIK 0001671626): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 374,738; sole dispositive power 0; shared dispositive power 374,738; aggregate amount beneficially owned 374,738 (0.7% of the class)
  Comment: All shares are held of record by SCGF II (as defined in Item 2(a) below) and consists of (i) 171,954 Class A common shares and (ii) 202,784 Class A common shares issuable upon conversion of Class B common shares. SGMP II GP (as defined in Item 2(a) below) is the general partner of SCGF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, and Jeremy Philips are the managing members of SGMP II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.
- Spark Capital Growth Founders' Fund II, L.P. (CIK 0001699504): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,206; sole dispositive power 0; shared dispositive power 4,206; aggregate amount beneficially owned 4,206 (0% of the class)
  Comment: All shares are held of record by SCGFF II (as defined in Item 2(a) below) and consists of (i) 1,930 Class A common shares and (ii) 2,276 Class A common shares issuable upon conversion of Class B common shares. SGMP II GP is the general partner of SCGFF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, and Jeremy Philips are the managing members of SGMP II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.
- Spark Growth Management Partners II, LLC (CIK 0001846116): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 378,944; sole dispositive power 0; shared dispositive power 378,944; aggregate amount beneficially owned 378,944 (0.7% of the class)
  Comment: Consists of (i) 171,954 Class A common shares held of record by SCGF II, (ii) 202,784 Class A common shares issuable upon conversion of Class B common shares held of record by SCGF II, (iii) 1,930 Class A common shares held of record by SCGFF II, and (iv) 2,276 Class A common shares issuable upon conversion of Class B common shares held by SCGFF II. SGMP II GP is the general partner of each of SCGF II and SCGFF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, and Jeremy Philips are the managing members of SGMP II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.
- Spark Capital Growth Fund III, L.P. (CIK 0001767515): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 375,115; sole dispositive power 0; shared dispositive power 375,115; aggregate amount beneficially owned 375,115 (0.7% of the class)
  Comment: All shares are held of record by SCGF III (as defined in Item 2(a) below) and consists of (i) 172,127 Class A common shares and (ii) 202,988 Class A common shares issuable upon conversion of Class B common shares. SGMP III GP (as defined in Item 2(a) below) is the general partner of SCGF III and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, Jeremy Philips and Alex Finkelstein are the managing members of SGMP III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.
- Spark Capital Growth Founders' Fund III, L.P. (CIK 0001803357): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,829; sole dispositive power 0; shared dispositive power 3,829; aggregate amount beneficially owned 3,829 (0% of the class)
  Comment: All shares are held of record by SCGFF III (as defined in Item 2(a) below) and consists of (i) 1,757 Class A common shares and (ii) 2,072 Class A common shares issuable upon conversion of Class B common shares. SGMP III GP is the general partner of SCGFF III and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, Jeremy Philips and Alex Finkelstein are the managing members of SGMP III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.
- Spark Growth Management Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 378,944; sole dispositive power 0; shared dispositive power 378,944; aggregate amount beneficially owned 378,944 (0.7% of the class)
  Comment: Consists of (i) 172,127 Class A common shares held of record by SCGF III, (ii) 202,988 Class A common shares issuable upon conversion of Class B common shares held of record by SCGF III, (iii) 1,757 Class A common shares held of record by SCGFF III, and (iv) 2,072 Class A common shares issuable upon conversion of Class B common shares held by SCGFF III. SGMP III GP is the general partner of each of SCGF III and SCGFF III and may be deemed to have voting, investment and dispositive power with respect to these securities. Santo Politi, a member of the Issuer's board of directors, Jeremy Philips and Alex Finkelstein are the managing members of SGMP III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.
- Santo Politi (CIK 0001511711): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,713,607; sole dispositive power 0; shared dispositive power 9,713,607; aggregate amount beneficially owned 9,713,607 (18.5% of the class)
  Comment: Consists of (i) 4,082,755 Class A common shares held of record by SC II, (ii) 4,814,764 Class A common shares issuable upon conversion of Class B common shares held of record by SC II, (iii) 26,706 Class A common shares held of record by SCFF II, (iv) 31,494 Class A common shares issuable upon conversion of Class B common shares held by SCFF II, (v) 171,954 Class A common shares held of record by SCGF II, (vi) 202,784 Class A common shares issuable upon conversion of Class B common shares held of record by SCGF II, (vii) 1,930 Class A common shares held of record by SCGFF II, (viii) 2,276 Class A common shares issuable upon conversion of Class B common shares held by SCGFF II, (ix) 172,127 Class A common shares held of record by SCGF III, (x) 202,988 Class A common shares issuable upon conversion of Class B common shares held of record by SCGF III, (xi) 1,757 Class A common shares held of record by SCGFF III, and (xii) 2,072 Class A common shares issuable upon conversion of Class B common shares held by SCGFF III. SMP II GP is the general partner of each of SC II and SCFF II and may be deemed to have voting, investment and dispositive power with respect to the securities held by SC II and SCFF II. SGMP II GP is the general partner of each of SCGF II and SCGFF II and may be deemed to have voting, investment and dispositive power with respect to the securities held by each of SCGF II and SCGFF II. SGMP III GP is the general partner of each of SCGF III and SCGFF III and may be deemed to have voting, investment and dispositive power with respect to the securities held by each of SCGF III and SCGFF III. Santo Politi, a member of the Issuer's board of directors, is a managing member of each of SMP II GP, SGMP II GP, and SGMP III GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 52,477,264 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 5,256,378 Class A common shares issuable upon conversion of Class B common shares held of record by the Spark Funds.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, no par value per share
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Spark Capital II, L.P. (SC II), Spark Capital Founders' Fund II, L.P. (SCFF II), Spark Capital Growth Fund II, L.P. (SCGF II), Spark Capital Growth Founders' Fund II, L.P. (SCGFF II), Spark Capital Growth Fund III, L.P. (SCGF III), Spark Capital Growth Founders' Fund III, L.P. (SCGFF III), Spark Management Partners II, LLC (SMP II GP), Spark Growth Management Partners II, LLC (SGMP II GP), Spark Growth Management Partners III, LLC (SGMP III GP, and together with SC II, SCFF II, SCGF II, SCGFF II, SCGF III, SCGFF III, SMP II GP, and SGMP II GP, the Reporting Entities) and Santo Politi (the Reporting Individual), a member of the Issuer's board of directors. The Reporting Entities and Reporting Individual are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The principal business address of each of the Reporting Persons named in Item 2(a) is 200 Clarendon Street, Floor 59, Boston, MA 02116.
Present principal occupation or employment: Each of the Reporting Entities is a venture capital investment entity. Mr. Politi is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes and is a managing member of each of SMP II GP, SGMP II GP, and SGMP III GP.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of SMP II GP, SGMP II GP, and SGMPIII GP is a limited liability company organized under the laws of the State of Delaware. Each of SC II, SCFF II, SCGF II, SCGFF II, SCGF III and SCGFF III (the Spark Funds) is a limited partnership organized under the laws of the State of Delaware. Mr. Politi is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In December 2010, the Spark Funds purchased 908,160 shares of the Issuer's Class C Preferred Shares for a purchase price of $4.90 per share and an aggregate purchase price of $4,450,000.

In March 2012, the Spark Funds purchased 1,086,805 shares of the Issuer's Class C-2 Preferred Shares for a purchase price of $9.66 per share and an aggregate purchase price of $10,500,000.

In May 2012, the Spark Funds purchased 103,506 shares of the Issuer's Class C-2 Preferred Shares for a purchase price of $9.66 per share and an aggregate purchase price of $1,000,000.

In December 2013, the Spark Funds purchased 324,658 shares of the Issuer's Class D Preferred Shares for a purchase price of $12.32 per share and an aggregate purchase price of $4,000,000.

In February 2021, the Spark Funds purchased 205,060 shares of the Issuer's Class F Preferred Shares (together with the Issuer's Class C Preferred Shares, Class C-2 Preferred Shares and Class D Preferred Share, the "Preferred Stock")] for a purchase price of $150.75 per share and an aggregate purchase price of $30,913,632.

On May 14, 2025, as a result of and upon the consummation of the Issuer's initial public offering (the Offering), each share of each series of the Issuer's preferred stock held by the Spark Funds was converted to shares of the Issuer's Class A common shares, no par value per share, as appropriately adjusted pursuant to the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association. The share numbers and prices reported above in this Item 3(a) are reflected on a pre-conversion basis.

All shares of the capital stock of the Issuer purchased by the Reporting Entities have been purchased using investment funds provided to the Reporting Entities by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Class A common shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Class A common shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

In addition, Mr. Politi, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of the Spark Funds, the general partners and limited partners of the Spark Funds, respectively, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Spark Funds and certain of the Issuer's other investors entered into the Fifth Amended and Restated Investors' Rights Agreement, dated May 13, 2025, with the Issuer (the Rights Agreement). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form F-1 (File No. 333-286050) and declared effective by the Commission on May 13, 2025 (the Registration Statement), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of the Spark Funds has entered into lock-up agreements, pursuant to which the Spark Funds have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by each of the Spark Funds for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement as attached as Annex II to the Underwriting Agreement filed with to the Registration Statement and is incorporated herein by reference.

Santo Politi, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's 2021 Share Incentive Plan, as amended (the Option Plan), and the Issuer's non-employee director compensation policy (the Compensation Plan). The terms and provisions of the Option Plan and the Compensation Plan are described in the Registration Statement and the full text of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Santo Politi. The indemnification agreement requires the Issuer, among other things, to indemnify Santo Politi for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by Santo Politi in any action or proceeding arising out of his respective services as directors. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Registration Statement, which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated May 21, 2025, by and among the Reporting Persons (filed herewith).

Exhibit 2: Form of Fifth Amended and Restated Investors' Rights Agreement, dated effective upon consummation of the offering (filed as Exhibit 4.1 to the Issuer's Registration Statement on Form F-1/A as filed with the Commission on May 5, 2025 (SEC File No. 333-286050) and incorporated herein by reference).

Exhibit 3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit 1.1 to the Issuer's Registration Statement on Form F-1/A as filed with the Commission on May 5, 2025 (SEC File No. 333-286050) and incorporated herein by reference).

Exhibit 4: eToro Group Ltd. 2021 Share Incentive Plan, as amended, and associated forms (filed as Exhibit 10.3 to the Issuer's Registration Statement on Form F-1/A as filed with the Commission on May 5, 2025 (SEC File No. 333-286050) and incorporated herein by reference).

Exhibit 5: Form of Indemnification Agreement (filed as Exhibit 10.1 to the Issuer's Registration Statement on Form F-1/A as filed with the Commission on May 5, 2025 (SEC File No. 333-286050) and incorporated herein by reference).

Exhibit 6: Power of Attorney (Reporting Persons) (filed herewith).

## Signatures
- Spark Capital II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Spark Capital Founders' Fund II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Spark Management Partners II, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Spark Capital Growth Fund II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Spark Capital Growth Founders' Fund II, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Spark Growth Management Partners II, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Spark Capital Growth Fund III, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Spark Capital Growth Founders' Fund III, L.P.: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Spark Growth Management Partners III, LLC: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (05/21/2025)
- Santo Politi: /s/ Alexa Lyons, Attorney-in-Fact for Santo Politi (05/21/2025)
Comment: Signed pursuant to a Power of Attorney included herein as an Exhibit to this Schedule 13D.